UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 1-9792

(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [  ]Form 10-Q [ ]Form N-SAR
[ ] Form N-CSR

For Period Ended:      December 31, 2004
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       [ ] Transition Report on Form 10-K and Form 10-KSB
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q and Form 10-QSB
       [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

                                     PART I
                             REGISTRANT INFORMATION

Cavalier Homes, Inc.
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Full Name of Registrant

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Former Name if Applicable

32 Wilson Boulevard 100
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Address of Principal Executive Office (Street and Number)

Addison, Alabama 35540
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City, State and Zip Code
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                                     PART II
                             RULE 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


The registrant has experienced delays in completing management's assessment of the effectiveness of the registrant's internal controls over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002. As a result of the complex nature of the new requirements under Section 404, the registrant is unable to complete and file the 2004 Annual Report by the prescribed filing date without unreasonable effort and expense. The registrant currently anticipates filing the 2004 Annual Report on or before the extended deadline of March 31, 2005, although management's report on internal controls required by Section 404 may not be completed, and, therefore, may not be included in such filing by such deadline. The registrant anticipates that management's Section 404 report will be filed within the additional 45 day extension period recently provided by the Securities and Exchange Commission to accelerated filers with a public float of less than $700 million. As of the date of this filing, management of the registrant has not identified any material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal controls over financial reporting, other than as indicated in the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2004, relating (i) to the classification and separate presentation of transactions involving installment contracts originated for sale or for investment (which registrant undertook to remediate as of December 31, 2004), and (ii) to the ability of the registrant to complete, on a timely basis, its assessment of compliance with Section 404. Because management of the registrant has not completed its Section 404 assessment, there can be no assurances that other or additional material weaknesses will not be identified. Management has elected not to file its Annual Report on Form 10-K at this time because the Section 404 work has not yet been completed.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Michael R. Murphy, CFO           (256)              747-9800

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       (Name)                 (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                             [X]  Yes    [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                             [X] Yes    [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant reported its financial results for the quarter and year ended December 31, 2004 in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2005, which is incorporated herein by reference. The registrant indicated that the year ended December 31, 2004 was the first profitable year recorded by the registrant since the year ended December 31, 1999.

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                                Cavalier Homes, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 16, 2005             By:   /s/ Michael R. Murphy
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                                    Michael R. Murphy
                                    Chief Financial Officer


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                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.